SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

DiaMedica Therapeutics Inc.

(Name of Issuer)

Voting Common Shares

(Title of Class of Securities)

25253X 20 7

(CUSIP Number)

December 6, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25253X 20 7	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Nancy Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 657,895
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 657,895
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 657,895
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

Item 1(a).	Name of Issuer:

The name of the issuer is DiaMedica Therapeutics Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 2 Carlson Parkway, Suite 260, Minneapolis, MN 55447.

Item 2(a).	Name of Person Filing:

Nancy Chang is referred to herein as the “Reporting Person.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of the Reporting Person is 101 Westcott, Unit 603, Houston, TX 77007.

Item 2(c).	Citizenship:

Mr. Chang is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

The class of equity securities to which this Statement relates are the voting common shares, no par value per share, of the Issuer (the “Common Shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Common Shares is 25253X 20 7.

Item 3.	If this Statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the filing person is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank, as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company, as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________.

Item 4.	Ownership:

(a)	Amount beneficially owned: Ms. Chang is the record owner of 657,895 Common Shares of the Issuer.

(b)	Percent of class: 5.5%. The foregoing percentage is calculated based on 11,956,874 Common Shares represented to be outstanding by the Issuer on January 8, 2019.

(c)	Number of shares as to which Ms. Chang has:

(i)	Sole power to vote or to direct the vote	657,895

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	657,895

(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 30, 2019

/s/ Nancy T. Chang

Nancy Chang